Exhibit 99.1

Sun Life Financial Reports Second Quarter 2011 Results

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited financial results for the period ended June 30, 2011.

Second Quarter 2011 Financial Highlights

•
Operating net income(1) of $425 million, compared to operating net income of $155 million in the second quarter of 2010. Reported net income of $408 million, compared to $72 million in the same period a year ago

•
Operating earnings per share (diluted) of $0.73, up from operating earnings per share of $0.27 in the second quarter of 2010. Reported earnings per share of $0.71, up from earnings per share of $0.13 in the same period last year

•	Operating return on equity of 12.0%, up from 4.7% in the same period one year ago. Reported return on equity of 11.5%, up from 2.1% in the second quarter of 2010
•	Quarterly dividend of $0.36 per share

TORONTO, Aug. 3, 2011 /CNW/ - Sun Life Financial Inc. (TSX/NYSE: SLF) announced operating net income of $425 million for the second quarter of 2011, compared with operating net income of $155 million in the same period last year. Operating earnings per share, which excludes the dilutive impact of convertible securities, were $0.73 in the second quarter of 2011, compared to $0.27 in the second quarter of 2010. Reported net income was $408 million or $0.71 per share in the second quarter of 2011, compared to $72 million or $0.13 per share in the same period last year.

Operating net income for the second quarter of 2011 increased by $270 million over the prior year. Net income in the second quarter reflected continued growth in our in-force business, the favourable impact of investment results on insurance contract liabilities and favourable credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

Reported revenue was $5.2 billion in the quarter, down from $6.7 billion from last year reflecting the impact of the reinsurance of the insured business in SLF Canada's Group Benefits operations and changes in the fair value of assets and liabilities. Adjusted revenue(1), which excludes the impact of currency, certain reinsurance arrangements and fair value changes, was $5.5 billion for the period ended June 30, 2011, consistent with the prior year.

On July 4, 2011, the Board of Directors of Sun Life Financial Inc. announced that Donald A. Stewart, Chief Executive Officer, will retire on November 30, 2011. Dean A. Connor, Chief Operating Officer, has been appointed President and will become President and Chief Executive Officer effective December 1, 2011. The Board also announced the appointment of James H. Sutcliffe, FIA as Chairman effective December 1, 2011. Ronald W. Osborne will step down as Chairman effective November 30, 2011, and will retire as a Director at the 2012 annual meeting.

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

"The Company recorded solid results this quarter compared to the same period last year," Donald A. Stewart, Chief Executive Officer, said. "We saw strong year-over-year growth in total assets under management of almost $40 billion due to favourable market movements and increased net sales, offset by the stronger Canadian dollar.

"Our Canadian operations reported solid growth in the group benefit and pension businesses. Higher mutual fund sales were offset by lower sales of segregated funds and other guaranteed products," Mr. Stewart said. "Higher earnings in the U.S. were spurred by robust performance from MFS Investment Management, which saw operating net income rise 40% to $66 million due to stronger equity markets and sales growth.

"Earnings in Asia rose 25% to $30 million due to business growth in the Philippines, Indonesia and China and the benefit of declining levels of new business strain in India, a result of lower sales relative to a year ago and a change in product mix."

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(1)
Operating net income and financial information based on operating net income, such as operating earnings per share and operating return on equity, are non-IFRS financial measures. Adjusted revenue and assets under management are also non-IFRS financial measures. Information on non-IFRS financial measures can be found in our management's discussion and analysis for the quarter ended June 30, 2011.

Operational Highlights

Positioning for Continued Growth in SLF U.S.
SLF U.S. is increasing its focus on markets and products that provide the best opportunities for profitable and sustainable growth, with several changes that will occur over the next few quarters, including:

•	Expanding our presence in the voluntary insurance market, taking advantage of the shifting responsibility to individuals from employers;
•
Focusing on key growth segments of the life insurance market, including executive benefits and our new product, Sun Care, which provides a combination of life insurance with a specified long-term care benefit; and

•	Discontinuing sales of traditional universal life and variable universal life products, which have been commoditized and offer low margins.

SLF U.S. will leverage its strong distribution organization to support its new product initiatives and will continue to focus on operational efficiency and optimizing the profit and risk profile of its businesses.

SLF Canada: Number One in Group Businesses
Sun Life's Group Retirement Services and Group Benefits businesses both finished 2010 as number one in Canada, according to the Fraser Group, the industry-leading market research company:

•	Sun Life's Group Benefits business increased revenue by 5% to move into first place; and
•	Sun Life's Group Retirement Services business has maintained its number one ranking in total assets across all pension products.

New Mutual Fund Products in Canada
Sun Life Global Investments (Canada) ("SLGI") continues to expand its product shelf, adding three new mutual funds during the quarter: a Canadian equity and a Canadian balanced mutual fund sub-advised by BlackRock Asset Management Canada Limited and a bond fund sub-advised by McLean Budden Limited.  At quarter end, SLGI Canada's client assets under management totalled $2.2 billion.

Innovative Products and Services in SLF Hong Kong
Sun Life Hong Kong introduced its first Renminbi ("RMB") product, the Sun Dragon RMB Endowment Plan. Sales of the product, aimed at investors seeking exposure to the RMB currency, are off to a strong start. Sun Life Financial's Hong Kong operations also launched a Special Private Account feature in the second quarter, which allows customers to make additional contributions to the current Mandatory Provident Fund, a defined contribution platform.

How We Report Our Results
Sun Life Financial Inc.(2) manages its operations and reports its results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial U.S. ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. Information concerning these segments is included in Note 5 to our interim unaudited financial statements and accompanying notes ("Consolidated Financial Statements") for the period ended June 30, 2011. Financial information concerning SLF U.S. and MFS is presented in Canadian and U.S. dollars to facilitate the analysis of underlying business trends. We prepare our interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), and in accordance with International Accounting Standard 34, Interim Financial Reporting.

We use certain non-IFRS financial measures, including operating net income as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income and other financial information based on operating net income, such as operating earnings per share and operating return on equity, are non-IFRS financial measures. We believe that operating net income provides information useful to investors in understanding the Company's performance and facilitates the comparison of the quarterly and full year results of our ongoing operations. Operating net income excludes: (i) the impact of certain hedges that do not qualify for hedge accounting in SLF Canada; (ii) fair value adjustments on share-based payment awards at MFS; and (iii) other items that are non-operational or ongoing in nature. Beginning in the second quarter of 2011, operating EPS excludes the dilutive impact of convertible securities and we have adjusted prior IFRS reporting periods in the documents to reflect this change. Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, total premiums and deposits and assets under management ("AUM"). Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document under the heading Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited financial results for the period ended June 30, 2011. All earnings per share ("EPS") measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional information about Sun Life Financial Inc. can be found in our annual and interim Consolidated Financial Statements, annual and interim management's discussion and analysis ("MD&A") and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

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(2)	Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us".

Financial Summary

	Quarterly Results					Year to Date
($ millions, unless otherwise noted)	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	2011	2010
Net income (loss)
SLF Canada	222	250	181	246	131	472	363
SLF U.S.	110	180	294	18	(127)	290	(6)
MFS	66	62	57	55	47	128	96
SLF Asia	30	44	28	36	24	74	28
Corporate(1)	(3)	(64)	(75)	48	80	(67)	108
Operating net income	425	472	485	403	155	897	589
Items excluded from operating net income:
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	9	(9)	43	37	(71)	-	(70)
Fair value adjustments on share-based payment awards at MFS	(26)	(25)	(24)	(24)	(12)	(51)	(33)
Reported net income	408	438	504	416	72	846	486
Diluted EPS ($)
Operating(2)	0.73	0.82	0.85	0.71	0.27	1.55	1.04
Reported	0.68	0.73	0.84	0.70	0.13	1.41	0.84
Basic EPS ($)
Operating	0.74	0.82	0.85	0.71	0.27	1.56	1.04
Reported	0.71	0.76	0.88	0.73	0.13	1.47	0.86
Return on equity (%)
Operating	12.0%	13.5%	13.9%	11.6%	4.7%	12.7%	8.8%
Reported	11.5%	12.5%	14.4%	12.0%	2.1%	12.0%	7.3%
Avg. common shares outstanding (millions)	578.2	574.7	572.0	569.2	566.9	576.5	565.8
Closing common shares outstanding (millions)	580.4	578.1	574.3	571.9	569.2	580.4	569.2
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36	0.72	0.72
MCCSR ratio(3)	231%	229%	228%	208%	210%	231%	210%

Premiums & deposits(4)
Premium revenue	2,240	2,434	3,543	3,431	3,323	4,674	6,796
ASO premium and deposit equivalents	1,186	1,168	1,174	958	1,130	2,354	2,138
Segregated fund deposits	2,406	2,566	2,699	2,389	2,416	4,972	5,153
Mutual fund sales	6,570	7,917	6,834	7,022	7,129	14,487	14,612
Managed fund sales	8,452	5,993	10,648	5,331	6,941	14,445	13,662
Total premiums & deposits	20,854	20,078	24,898	19,131	20,939	40,923	42,361
Assets under management(5)
General fund assets	121,618	120,971	122,301	127,024	126,446	121,618	126,446
Segregated funds	89,116	89,513	87,946	84,585	79,523	89,116	79,523
Mutual funds, managed funds and other AUM	262,902	258,912	254,478	243,678	228,686	262,902	228,686
Total AUM	473,636	469,396	464,725	455,287	434,655	473,636	434,655
Capital
Subordinated debt and other capital(6)	4,382	4,383	4,385	4,690	4,695	4,382	4,695
Participating policyholders' equity	120	117	115	113	113	120	113
Total shareholders' equity	16,248	16,040	15,932	15,973	15,651	16,248	15,651
Total capital	20,750	20,540	20,432	20,776	20,459	20,750	20,459

(1)	For periods prior to the first quarter of 2011, Corporate includes the results from our life reinsurance operations that were sold on December 31, 2010.
(2)	Beginning in the second quarter of 2011, operating EPS excludes the dilutive impact of convertible securities. We have adjusted prior IFRS reporting periods in this document to reflect this change.
(3)	Represents the MCCSR ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance"). 2010 ratios appear as reported under Canadian GAAP.
(4)
ASO premium and deposit equivalents, mutual fund sales, managed fund sales and total premiums and deposits are non-IFRS financial measures. ASO premium and deposit equivalents represent group contracts where we provide administrative services for a fee. For additional information, see the section under the heading Non-IFRS Financial Measures.

(5)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS financial measures. For additional information, see the section under the heading Non-IFRS Financial Measures.
(6)
Other capital refers to Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as capital for Canadian regulatory purposes. Additional information is available in the section Capital and Liquidity Management under the heading Capital.

Q2 2011 vs. Q2 2010
Our operating net income was $425 million for the quarter ended June 30, 2011. Operating net income in the second quarter of 2011 reflected continued growth in our in-force business, the favourable impact of investment results (including investment activity and capital market experience) on insurance contract liabilities and favourable credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These favourable impacts were partially offset by higher levels of investment in growth, and service initiatives in our businesses and unfavourable policyholder experience.

Despite declines in equity markets and interest rates, we had positive experience gains from interest rates during the quarter and a modest negative impact from declining equity markets. Our net income sensitivity to interest rates and equity markets is dependent upon several key assumptions, which are disclosed in the risk management section of our MD&A. In particular, our interest rate sensitivities assume a parallel shift across the yield curve. During the second quarter interest rate movements varied by duration and asset class, resulting in actual results that were different than those indicated by our previously disclosed sensitivities. Likewise, equity net income sensitivities assume our equity-related exposures track the broader equity markets. Basis risk, such as fund outperformance during the quarter, resulted in lower losses than those indicated by our previously disclosed sensitivities.

The table below summarizes the impact that the following key economic factors had on our net income in the second quarter of 2011.

Increase/(Decrease) ($ millions, after-tax)	Q2'11
Economic impacts(1)
Net interest rate impact	23
Net credit impact	14
Net equity market impact	(7)
Currency impact	(10)

(1)
Net interest rate impact includes changes in interest rates that impact the investment returns that differ from those assumed, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of our hedging programs. Net equity market impact includes changes in equity markets, net of hedging, that differ from our liability best estimate assumption of approximately 2% growth per quarter in equity markets. Our key equity benchmarks include the S&P 500 and the S&P/TSX Composite Index and the TSX 60. The impact of currency represents the year-over-year impact of changes in average exchange rates on net income of foreign operations translated to Canadian dollars for reporting purposes.

Operating net income in the second quarter of 2010 was adversely impacted by unfavourable equity market conditions, a decrease in interest rates and the strengthening of the Canadian dollar. These unfavourable impacts in 2010 were partially offset by the favourable impact of investment activity on insurance contract liabilities and an overall tax recovery during the quarter, which included a tax benefit of $53 million generated in the Company's United Kingdom operations.

Operating return on equity ("ROE") for the second quarter of 2011 was 12.0%, compared to 4.7% in the second quarter of 2010. The increase in operating ROE in the second quarter of 2011 was primarily the result of higher earnings, which increased to $0.73 per share in the second quarter of 2011 from $0.27 per share in the second quarter of 2010.

Reported net income was $408 million in the second quarter of 2011, compared to $72 million in the second quarter of 2010. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based awards at MFS reduced reported net income by $17 million in the second quarter of 2011, compared to a reduction of $83 million in the second quarter of 2010. Reported ROE was 11.5%, compared with 2.1% for the second quarter of 2010.

Q2 2011 vs. Q2 2010 (year-to-date)
Operating net income for the first six months of 2011 was $897 million, compared to $589 million for the same period in 2010. Operating net income in 2011 was favourably impacted by growth in our in-force business, the favourable impact of investment activity and capital market experience on insurance contract liabilities and gains from increases in the fair value of real estate classified as investment properties. This was partially offset by higher levels of investment in growth and service initiatives in our businesses, increased losses in the Corporate segment and the strengthening of the Canadian dollar.

Operating net income for the six months ended June 30, 2010 was adversely impacted by unfavourable equity market conditions, a decrease in interest rates, and the strengthening of the Canadian dollar. These unfavourable impacts were partially offset by the favourable impact of investing activities on insurance contract liabilities and an overall tax recovery during the second quarter of 2010.

Reported net income for the first six months of 2011 was $846 million, compared to $486 million for the same period one year ago. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based awards at MFS reduced reported net income by $51 million in the first six months of 2011, compared to a reduction of $103 million in the first six months of 2010. Reported ROE was 12.0% for the first six months of 2011, compared with 7.3% for the first six months of 2010.

Performance by Business Group

SLF Canada

	Quarterly results					Year to date
($ millions)	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	2011	2010
Operating net income(1)
Individual Insurance & Investments	125	127	79	136	28	252	164
Group Benefits	64	66	63	81	66	130	114
Group Wealth	33	57	39	29	37	90	85
Total operating net income	222	250	181	246	131	472	363

Common shareholders' net income	231	241	224	283	60	472	293

(1)
Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and is a non-IFRS financial measure. Reconciliations of operating net income by business unit are included in our supplementary information package, which is available in the Investor Relations section of our corporate website at www.sunlife.com.

Q2 2011 vs. Q2 2010
SLF Canada had net income of $231 million in the second quarter of 2011, compared to $60 million in the second quarter of 2010. The impact of certain hedges that do not qualify for hedge accounting increased net income by $9 million in the second quarter of 2011, compared to a $71 million decrease in the second quarter of 2010.

Operating net income was $222 million in the second quarter of 2011, compared to $131 million for the same period a year ago. Operating net income in the second quarter of 2011 reflected the favourable impact of investment activity and capital market experience on insurance contract liabilities and positive credit experience. This was partially offset by higher levels of investment in growth and service initiatives.

Operating net income in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements which were more severe in the second quarter of 2010 than experienced in the second quarter of 2011. This was partially offset by the favourable impact of investment activity on insurance contract liabilities, mortality and morbidity gains, favourable credit experience and lower taxes on investment income arising from the finalization of prior years' tax returns.

In the second quarter of 2011, sales of Individual life and health insurance increased by 4%, compared to second quarter 2010 due to higher Universal Life sales and the continued success of the Sun Par product launched in the second quarter of 2010. Sales of Individual Investments decreased by 14% from the second quarter of 2010 primarily due to lower segregated fund, guaranteed and structured settlement sales. However, mutual fund sales increased by 39% to $350 million. Group Benefits sales were up 29% from the second quarter of 2010 to $72 million, primarily due to solid growth in the medium-sized case markets. In Group Wealth, Group Retirement Services sales increased by over $1 billion, compared to the second quarter of 2010, with higher sales activity in all product segments, including solid growth in the medium-case markets. Pension rollover sales remained strong increasing by 9% to $255 million, with a four-quarter average retention rate of 51%.

Q2 2011 vs. Q2 2010 (year-to-date)
Net income for the first six months of 2011 was $472 million, compared to $293 million for the six months ended June 30, 2010. The impact of certain hedges that do not qualify for hedge accounting netted to zero in the first six months of 2011, compared to a $70 million decrease in the first six months of 2010.

Operating net income for the first six months of 2011 was $472 million, compared to $363 million for the same period one year ago. Operating net income for the six months ended June 30, 2011 reflected gains from increases in the value of real estate properties, the favourable impact of investment activity and capital market experience on insurance contract liabilities, and favourable mortality and morbidity experience. This was partially offset by higher levels of investment in growth and service initiatives.

Operating net income for the six months ended June 30, 2010 was also favourably impacted by investment activity on insurance contract liabilities, which was partially offset by declining equity markets.

SLF U.S.

	Quarterly results					Year to date
(US$ millions)	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	2011	2010
Operating net income(1) (loss)
Annuities	62	78	125	154	(84)	140	2
Individual Insurance	41	62	126	(171)	(51)	103	(47)
Employee Benefits Group	11	44	40	33	14	55	42
Total operating net income (US$ millions)	114	184	291	16	(121)	298	(3)
Total operating net income (C$ millions)	110	180	294	18	(127)	290	(6)

Common shareholders' net income (US$ millions)	114	184	291	16	(121)	298	(3)
Common shareholders' net income (C$ millions)	110	180	294	18	(127)	290	(6)

(1)	There have been no items that have given rise to differences between reported and operating net income in the quarterly and year-to-date results presented here.

Q2 2011 vs. Q2 2010
SLF U.S. had net income of C$110 million in the second quarter of 2011, compared to a loss of C$127 million in the second quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2010 decreased the reported net income in SLF U.S. by C$7 million.

Operating net income in the second quarter of 2011 was US$114 million, compared to a loss of US$121 million in the second quarter of 2010. Results in the second quarter of 2011 reflected the favourable impact of investment activity on insurance contract liabilities. This was partially offset by unfavourable policyholder experience, primarily mortality and morbidity experience in Employee Benefits Group.

The loss of US$121 million in the second quarter of 2010 reflected the adverse impact of declining equity markets and interest rates, as well as unfavourable morbidity experience.

Variable annuity sales in the second quarter of 2011 increased by 4%, compared to the prior year. Domestic variable annuity sales reflected strong sales of new products launched in the later part of 2010. Employee Benefits Group sales in the second quarter of 2011 decreased 14%, compared to the same period a year ago, as decreases in stop-loss and the dental lines of business more than offset increases in the life and disability lines of business. The decline in stop-loss sales reflects our pricing discipline in a competitive environment. Individual insurance sales in the second quarter of 2011 decreased 65%, compared to the prior year primarily due to lower sales of discontinued products such as no-lapse guarantee, as we continue to focus on sustainable and profitable markets.

SLF U.S. is increasing its focus on profitable markets with several changes to its product portfolio to capitalize on market opportunities. In particular, SLF U.S. will take actions to expand its presence in the voluntary insurance market. At the same time, SLF U.S will discontinue sales of commoditized products such as traditional universal life and variable universal life. SLF U.S. will focus on products that provide value to customers and shareholders such as our new product, Sun Care, which provides a combination of life insurance with a specified long-term care benefit.

Q2 2011 vs. Q2 2010 (year-to-date)
Net income for the first six months of 2011 was US$298 million, compared to a loss of US$3 million for the same period one year ago. Operating net income for the six months ended June 30, 2011, reflected the favourable impact of interest rates and investment activity on insurance contract liabilities, partially offset by unfavourable equity market experience.

Results for the six months ended June 30, 2010, were adversely impacted by declining equity markets and interest rates, as well as unfavourable mortality and morbidity experience.

MFS Investment Management

	Quarterly results					Year to date
	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	2011	2010
Operating net income(1) (US$ millions)	68	63	56	53	46	131	93
Operating net income(1) (C$ millions)	66	62	57	55	47	128	96

Common shareholders' net income (US$ millions)	42	37	32	30	34	79	61
Common shareholders' net income (C$ millions)	40	37	33	31	35	77	63

Pre-tax operating profit margin ratio(2)	34%	33%	31%	31%	29%	33%	29%
Average net assets (US$ billions)	239	228	214	195	191	233	190
Assets under management (US$ billions)(2)	240	232	222	204	183	240	183
Net sales (US$ billions)	3.2	2.1	5.1	2.3	3.7	5.3	6.8
Asset appreciation (depreciation) (US$ billions)	4.6	7.9	13.0	18.4	(15.9)	12.5	(11.1)

S&P 500 Index (daily average)	1,319	1,302	1,205	1,094	1,134	1,310	1,128

(1)	Operating net income excludes fair value adjustments on share-based payment awards at MFS, and is a non-IFRS financial measure.
(2)	Pre-tax operating profit margin ratio and assets under management are non-IFRS financial measures. See Use of Non-IFRS Financial Measures.

Q2 2011 vs. Q2 2010
Net income in the second quarter of 2011 was C$40 million, compared to C$35 million for the same period one year ago. The impact of fair value adjustments on share-based payment awards at MFS reduced net income by C$26 million in the second quarter of 2011, compared to a reduction of C$12 million in the second quarter of 2010.

MFS had operating net income of C$66 million in the second quarter of 2011, compared to operating net income of C$47 million in the second quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2010 decreased operating net income by C$4 million.

In U.S. dollars, operating net income in the second quarter of 2011 was US$68 million, compared to operating net income of US$46 million in the second quarter of 2010. The increase in operating net income from the second quarter of 2010 was primarily due to higher average net assets, which increased to US$239 billion in the second quarter of 2011 from US$191 billion in the second quarter of 2010 as a result of asset appreciation and net inflows over the past twelve months. MFS's pre-tax operating profit margin ratio increased to 34% in the second quarter of 2011 from 29% one year ago.

Total assets under management at June 30, 2011, were US$240 billion, compared to US$222 billion at December 31, 2010. The increase of US$18 billion was driven by asset appreciation of US$12.5 billion and net sales of US$5.3 billion. Retail fund performance remained strong with 84% and 85% of fund assets ranked in the top half of their respective Lipper categories based on three-year and five-year performance.

MFS continued to receive industry recognition winning three awards at the Financial News Awards for Excellence in Investor Services. MFS won awards for Best Consultant Relations Professional, Best Client Reporting as well as the prestigious Best Client Service Team, which the firm has won for the second year in a row. In addition, MFS won Morningstar Italy's award as Best Specialist Equity manager, the fourth market in Europe in which MFS has won that award in recent months (U.K., Spain and Switzerland).

Q2 2011 vs. Q2 2010 (year-to-date)
Net income for the first six months of 2011 was US$79 million, compared to US$61 million for the first six months of 2010. The impact of fair value adjustments on share-based payment awards at MFS reduced net income by US$52 million in the first six months of 2011, compared to a reduction of US$32 million in the first six months of 2010.

Operating net income was US$131 million for the first six months of 2011, an increase of US$38 million over the same period one year ago. The increase in operating net income over the first six months of 2010 was primarily due to higher average net assets, which increased to US$233 billion as at June 30, 2011, from US$190 billion in the first six months of 2010.

SLF Asia

	Quarterly results					Year to date
($ millions)	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	2011	2010
Operating net income(1)	30	44	28	36	24	74	28

Common shareholders' net income	30	44	28	36	24	74	28

(1)	There have been no items that have given rise to differences between reported and operating net income in the quarterly and year-to-date results presented here.

Q2 2011 vs. Q2 2010
Net income in the second quarter of 2011 was $30 million, compared to net income of $24 million in the second quarter of 2010. Net income in the second quarter of 2011 reflected business growth and reduced levels of new business strain in India as a result of lower sales relative to a year ago and a change in product mix. Net income in the second quarter of 2010 reflected higher levels of new business strain in India relative to the current quarter.

Q2 2011 vs. Q2 2010 (year-to-date)
Net income for the first six months of 2011 was $74 million, compared to net income of $28 million in the same period one year ago. Net income for the first six months of 2011 reflected business growth, the favourable impact of investment gains in the Philippines and the reduced levels of new business strain from lower sales in India and Hong Kong. Net income in the first six months of 2010 reflected losses in India and lower earnings in Hong Kong due to higher levels of new business strain.

Individual life sales for the first six months were down 20% over the same period last year, mainly due to lower sales in India, which continue to be impacted by regulatory changes to unit-linked products. Excluding India, individual life sales were up 13%. Individual life sales in Indonesia and the Philippines were up 40% and 19% respectively resulting from enhanced distribution capabilities and product expansion. Sales in China were up by 24% due to strong sales in the bancassurance channel. These increases were partially offset by lower sales in the bancassurance channel in Hong Kong.

Corporate
Corporate includes the results of our U.K. operations ("SLF U.K.") and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. For periods prior to the first quarter of 2011, Corporate Support also includes results from our life reinsurance operations that were sold on December 31, 2010.

	Quarterly results					Year to date
($ millions)	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	2011	2010
Operating net income(1) (loss)
SLF U.K.	56	43	(26)	42	104	99	161
Corporate Support	(59)	(107)	(49)	6	(24)	(166)	(53)
Total operating net income	(3)	(64)	(75)	48	80	(67)	108

Common shareholders' net income	(3)	(64)	(75)	48	80	(67)	108

(1)	There have been no items that have given rise to differences between reported and operating net income in the quarterly and year-to-date results presented here.

Q2 2011 vs. Q2 2010
The Corporate segment reported a net loss of $3 million in the second quarter of 2011, compared to net income of $80 million in the second quarter of 2010.

SLF U.K. reported net income of $56 million in the second quarter of 2011, compared to net income of $104 million in the second quarter of 2010. SLF U.K.'s results in the second quarter of 2011 reflected the favourable impact of investment activity and capital market experience on insurance contract liabilities and various tax related items which also had a net favourable impact. This was partially offset by increased investment in regulatory initiatives such as Solvency II. Net income for the second quarter of 2010 included a $53 million tax benefit associated with a favourable tax judgment received by the Company.

Corporate Support reported a loss of $59 million in the second quarter of 2011, compared to a loss of $24 million one year earlier. Results in the second quarter of 2011 reflected the net cost of reinsurance for the insured business in SLF Canada's Group Benefits operations. Results in the second quarter of 2010 included the earnings from the life reinsurance business that was sold in the fourth quarter of 2010.

Q2 2011 vs. Q2 2010 (year-to-date)
The net loss for the first six months of 2011 in the Corporate segment was $67 million, compared to net income of $108 million for the same period one year ago.

Net income in SLF U.K. for the first six months of 2011 was $99 million, compared to $161 million for the first six months of 2010. Net income for the period ended June 30, 2011, reflected the favourable impact of investment activity and capital market experience on insurance contract liabilities, investment related gains and various tax related items which had a net favourable impact. This was partially offset by increased investment in regulatory initiatives such as Solvency II. Results for the first six months of 2010 included a tax benefit associated with a favourable tax judgment received by the Company.

In Corporate Support, losses for the first six months of 2011 were $166 million, compared to a loss of $53 million in the first six months of 2010. Losses in the first six months of 2011 included net cost of reinsurance for the insured business in SLF Canada's Group Benefits operations. Results for the first six months of 2010 included earnings from our life reinsurance business that was sold in the fourth quarter of 2010.

Additional Financial Disclosure

Revenue
Under IFRS, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on available-for-sale ("AFS") assets and changes in the value of derivative instruments and assets designated as fair value through profit and loss ("FVTPL"); and (iii) fee income received for services provided. ASO premium and deposit equivalents, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue, however the Company does receive fee income from these contracts, which is included in revenue. These fee-based deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in the Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding movement of the liabilities.

We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairment or default, the asset cash flows used in the valuation of the liabilities are also re-assessed. Additional information concerning our accounting policies is provided in our annual and interim Consolidated Financial Statements.

	Quarterly results					Year to date
($ millions)	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	2011	2010
Revenues
SLF Canada	2,116	1,587	2,461	3,516	2,578	3,703	5,330
SLF U.S.	1,989	1,908	1,091	2,460	2,763	3,897	5,017
MFS	401	388	387	368	348	789	694
SLF Asia	348	254	229	619	362	602	723
Corporate (net of consolidation adjustments)	303	66	103	708	614	369	1,095
Total as reported	5,157	4,203	4,271	7,671	6,665	9,360	12,859
Impact of currency, reinsurance and changes in the fair value of FVTPL assets and derivative instruments	(384)	(1,359)	(1,467)	2,288	1,160	(1,792)	1,936
Total adjusted revenue(1)	5,541	5,562	5,738	5,383	5,505	11,152	10,923

(1)	Adjusted revenue is a non-IFRS financial measure. For additional information, see the section under the heading Non-IFRS Financial Measures.

Revenues for the second quarter of 2011 were $5.2 billion, compared to $6.7 billion in the second quarter of 2010. The decrease of $1.5 billion included a reduction of $156 million from the strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2010. Adjusted revenue was $5.5 billion, a level which was largely unchanged from the same period one year ago. Adjusted revenue excludes the impacts of currency, reinsurance for the insured business in SLF Canada's Group Benefits operations, the life reinsurance business that was sold in the fourth quarter of 2010 and fair value changes in FVTPL assets and derivative instruments.

Revenues of $9.4 billion for the six months ended June 30, 2011, were down $3.5 billion from revenues of $12.9 billion in the comparable period a year earlier. The strengthening of the Canadian dollar relative to average exchange rates in the first six months of 2010 decreased reported revenues by $303 million. Adjusted revenue of $11.2 billion for the six months ended June 30, 2011, increased by $229 million primarily due to higher fee income attributable to higher asset levels at MFS.

Premium Income
Net premium income was $2.2 billion in the second quarter of 2011, compared to $3.3 billion during the same period one year ago. The decrease in net premium income was primarily due to a decrease of $856 million associated with the reinsurance of the insured business in SLF Canada's Group Benefits operations (the impact of which was offset in recovered claims and benefits), $121 million from the sale of our reinsurance business in the fourth quarter of 2010 and a reduction of $73 million from the strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2010.

Net premium income for the six months of 2011 was $4.7 billion, compared to $6.8 billion for the same period last year. The decrease was mainly driven by a $1.7 billion reduction associated with the reinsurance of the insured business in SLF Canada's Group Benefits operations and $244 million from the sale of our reinsurance business in the fourth quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the first six months of 2010 decreased net premium income by $157 million.

Net Investment Income
Net investment income was $2.1 billion in the second quarter of 2011, compared to $2.6 billion for the same period one year ago. The decrease in net investment income was primarily due to:

(i)	a decrease in changes in FVTPL assets and liabilities of $386 million largely driven by a reduction in the net gains in fair value of FVTPL assets and non-hedging derivatives; and
(ii)	a decrease in interest and other investment income of $131 million, primarily due to currency impact on foreign currency denominated securities in the second quarter of 2010.

Net investment income was $3.0 billion for the first six months in 2011, compared to $4.6 billion for the same period one year ago. The decrease in net investment income in the first six months of 2011 was primarily due to:

(i)	a decrease in changes in FVTPL assets and liabilities of $1.4 billion, mainly due to a reduction in the net gains in fair value of FVTPL assets and non-hedging derivatives; and
(ii)	a decrease in interest and other investment income of $182 million, largely attributable to the currency impact on foreign currency denominated securities in the first half of 2010.

Fee Income
Fee income was $844 million in the second quarter of 2011, compared to $744 million during the same period one year ago. The increase in fee income was primarily attributable to an increase of $116 million from MFS and SLF U.S. due to higher asset levels resulting in higher fee income, partially offset by the impact from the strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2010.

Fee income was $1.7 billion for the six months ended June 30, 2011, compared to $1.5 billion from the comparable period a year earlier largely due to higher asset levels, partially offset by the strengthening of the Canadian dollar against foreign currencies in the first half of 2011.

Premiums and Deposits
Premiums and deposits consists of (i) regular premiums received on life and health insurance policies and fixed annuity products; (ii) segregated fund deposits; (iii) mutual fund sales; (iv) managed fund sales; and (v) ASO premium and deposit equivalents.

	Quarterly results					Year to date
($ millions)	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	2011	2010
Premiums & Deposits
SLF Canada	4,215	3,917	5,092	4,424	4,607	8,132	9,529
SLF U.S.	1,858	2,089	2,067	2,049	2,082	3,947	4,244
MFS	14,016	13,280	15,570	11,864	13,523	27,296	27,163
SLF Asia	604	642	1,880	497	401	1,246	802
Corporate (net of consolidation adjustments)	161	150	289	297	326	311	623
Total as reported	20,854	20,078	24,898	19,131	20,939	40,932	42,361
Impact of currency and reinsurance	(2,049)	(1,737)	(299)	140	(25)	(4,005)	(55)
Total adjusted Premiums & Deposits(1)	22,903	21,815	25,197	18,991	20,964	44,937	42,416

(1)	Adjusted premiums and deposits is a non-IFRS financial measure. For additional information, see the section under the heading Non-IFRS Financial Measures.

Total premiums and deposits for the quarter ended June 30, 2011 were $20.9 billion, relatively unchanged from the same period one year ago. An increase of $1.9 billion from increased mutual and managed fund sales was offset by a reduction of $1.0 billion in premiums mainly due to the reinsurance of SLF Canada's Group Benefits operations and the sale of our reinsurance business as well as a $1.0 billion reduction from the strengthening of the Canadian dollar. Adjusted premiums and deposits of $22.9 billion for the three months ended June 30, 2011 increased by $1.9 billion primarily as a result of increased managed fund sales at MFS. Adjusted premiums and deposits adjusts for the impact of currency, reinsurance for the insured business in SLF Canada's Group Benefits operations, and the life reinsurance business that was sold in the fourth quarter of 2010.

Total premiums and deposits for the six months of 2011 were $40.9 billion, compared to $42.4 billion in the first six months of 2010. The decrease was primarily due to a reduction of $1.9 billion in premiums from the reinsurance of the insured business in SLF Canada's Group Benefits operations and the sale of our reinsurance business and a $1.9 billion reduction from strengthening of the Canadian dollar, partially offset by a $2.3 billion increase of higher mutual and managed fund sales. Adjusted premiums and deposits of $44.9 billion for the six months ended June 30, 2011 increased by $2.5 billion primarily as a result of higher mutual and managed fund sales at MFS.

Gross life, health and annuity premiums were $3.5 billion in the second quarter of 2011, compared to $3.7 billion in the second quarter of 2010. The decrease of $0.2 billion was primarily the result of $126 million from the sale of our reinsurance business in the fourth quarter of 2010 and a reduction of $81 million from the strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2010. Gross life, health and annuity premiums were $7.2 billion in the first half of 2011, compared to $7.5 billion in the first half of 2010. The decrease was largely due to $258 million from the sale of our reinsurance business.

Segregated fund deposits were $2.4 billion in the second quarter of 2011, relatively unchanged from the same period one year ago. Excluding the impact of currency, segregated fund deposits were up by $37 million. Segregated fund deposits for the six months of 2011 were $5.0 billion, compared to $5.2 billion for the same period last year. The decrease was largely due to a $96 million decrease in SLF Canada and $92 million from the strengthening of the Canadian dollar relative to average exchange rates in the first half of 2010.

Mutual and managed fund sales increased 6.8% over the second quarter of 2010 to $15.0 billion primarily as a result of higher managed fund sales from MFS. Mutual and managed fund sales for the six months of 2011 were $28.9 billion, compared to $28.3 billion for the same period last year largely due to the sales growth from MFS.

ASO premium and deposit equivalents were $1.2 billion in the second quarter of 2011, relatively unchanged from the prior year. ASO premium and deposit equivalents for the six months in 2011 were $2.3 billion, compared to $2.1 billion in the first half of 2010 largely due to growth in Group Retirement Services in SLF Canada.

Assets Under Management (AUM)
AUM were $473.6 billion as at June 30, 2011, compared to $464.7 billion as at December 31, 2010, and $434.7 billion as at June 30, 2010. The increase in AUM of $8.9 billion between December 31, 2010, and June 30, 2011, resulted primarily from:

(i)	positive market movements of $11 billion;
(ii)	net sales of mutual, managed and segregated funds of $7.5 billion; and
(iii)	business growth of $2.4 billion primarily in the insurance and wealth business; partially offset by
(iv)	a decrease of $11.8 billion from the strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(v)	a decrease of $789 million from the sale of our life reinsurance business in the fourth quarter of 2010.

 AUM increased $38.9 billion between June 30, 2010, and June 30, 2011. The increase in AUM related primarily to:

(i)	favourable market movements of mutual, managed and segregated funds totalling $53.9 billion;
(ii)	net sales of mutual, managed and segregated funds of $14.1 billion;
(iii)	an increase of $1.4 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and
(iv)	business growth of $4.3 billion; partially offset by
(v)	a decrease of $33.1 billion due to the strengthening of the Canadian dollar against foreign currencies; and
(vi)	a decrease of $1.7 billion from the sale of our life reinsurance business in the fourth quarter of 2010.

Changes in the Balance Sheet and Shareholders' Equity
Total general fund assets were $121.6 billion as at June 30, 2011, compared to $126.4 billion a year earlier and $122.3 billion at December 31, 2010. The decrease in general fund assets from December 31, 2010, was primarily the result of a reduction of $2.9 billion due to the strengthening of the Canadian dollar relative to foreign currencies and a reduction of $789 million from the sale of our life reinsurance business in the fourth quarter of 2010. The decrease was partially offset by business growth of $2.4 billion and $573 million from the change in value of FVTPL assets and liabilities and non-hedging derivatives.

Insurance contract liabilities (excluding other policy liabilities and assets) of $82.3 billion as at June 30, 2011 decreased by $0.4 billion, compared to December 31, 2010 mainly due to the impact of exchange rates and changes in balances on in-force policies, partially offset by an increase arising from new policies.

Shareholders' equity, including preferred share capital, was $16.3 billion as at June 30, 2011, compared to $16.0 billion as at December 31, 2010. The $0.3 billion increase in shareholders' equity was primarily due to:

(i)	shareholders' net income of $894 million, before preferred share dividends of $48 million; and
(ii)	proceeds of $129 million from the issuance of common share issues through the Canadian Dividend Reinvestment Plan and $49 million from stock-based compensation; partially offset by
(iii)	net unrealized losses on available-for-sale assets in other comprehensive income ("OCI") of $10 million;
(iv)	a decrease of $280 million from the strengthening of the Canadian dollar relative to foreign currencies; and
(v)	common share dividend payments of $417 million.
As at August 1, 2011, Sun Life Financial had 580.4 million common shares and 82.2 million preferred shares outstanding.

Cash Flows

($ millions)	Q2'11	Q2'10
Cash and cash equivalents, beginning of period	3,673	4,534
Cash flows provided by (used in):
Operating activities	2,081	1,194
Investing activities	(9)	42
Financing activities	(328)	(47)
Changes due to fluctuations in exchange rates	(41)	206
Increase in cash and cash equivalents	1,703	1,395
Cash and cash equivalents, end of period	5,376	5,929
Short-term securities, end of period	3,667	3,691
Net cash, cash equivalents and short-term securities	9,043	9,620

Net cash, cash equivalents and short-term securities were $9.0 billion as at the end of the second quarter of 2011, compared to $8.3 billion at the end of the first quarter of 2011 and $9.6 billion at the end of the second quarter of 2010.

Cash generated by operating activities was $887 million higher in the second quarter of 2011 than the same period one year ago, primarily due to the timing of investment transactions. Cash used in investing activities in the second quarter of 2011 was $9 million, compared to $42 million provided by investing activities in the second quarter of 2010. Cash used in financing activities was $328 million in the second quarter of 2011, compared to $47 million in the second quarter of 2010. The second quarter of 2010 included an issuance of preferred shares for $271 million. The fluctuation of the Canadian dollar, compared to foreign currencies decreased cash balances by $41 million in the second quarter of 2011, compared to an increase of $206 million in the comparable period a year ago.

Income Taxes
During the second quarter of 2011, we recorded an income tax expense of $63 million on income before taxes and non-controlling interest of $501 million. This compares to an income tax recovery of $100 million in the second quarter of 2010 on income before taxes and non-controlling interest of $4 million.

Our effective tax rate is generally below the statutory income tax rate of 28% (30.5% in 2010) due to a sustainable stream of tax benefits, such as the benefit of lower tax rates applied to income in foreign jurisdictions, a range of tax exempt investment income sources and other items.

In addition, our income tax expense in the second quarter of 2011 benefited from various favourable tax impacts, predominantly arising from lower taxes on investment income and a release of amounts accrued due to the finalization of prior years' income tax returns. These items reduced our effective tax rate to 12.6%. Our effective tax rate for the second quarter of 2011, based on operating net income, was 13.4%.

In the second quarter of 2010 our income tax recovery was increased by various tax benefits, including a net tax benefit of $53 million associated with the favourable resolution of tax litigation in the U.K. and a benefit related to a release of amounts accrued on investment income upon finalization of prior years' tax returns.  These benefits, combined with lower pre-tax income recorded in the quarter, resulted in a negative effective tax rate.

Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

Historical financial results
($ millions, unless otherwise noted)	IFRS						Canadian GAAP
	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	Q1'10	Q4'09	Q3'09
Operating net income (loss)	425	472	485	403	155	434	296	(140)
Adjustments to derive operating net income	(17)	(34)	19	13	(83)	(20)	-	-
Reported net income (loss)	408	438	504	416	72	414	296	(140)
Basic operating EPS ($)	0.74	0.82	0.85	0.71	0.27	0.77	0.53	(0.25)
Basic reported EPS ($)	0.71	0.76	0.88	0.73	0.13	0.73	0.53	(0.25)
Diluted operating EPS ($)	0.73	0.82	0.85	0.71	0.27	0.77	0.52	(0.25)
Diluted reported EPS ($)	0.68	0.73	0.84	0.70	0.13	0.70	0.52	(0.25)
Total revenue	5,157	4,203	4,271	7,671	6,665	6,194	4,993	8,831
Total AUM ($ billions)	474	469	465	455	435	435	433	412

First Quarter 2011
Operating net income of $472 million for the quarter ended March 31, 2011, reflected continued growth in assets under management, gains from increases in the fair value of real estate classified as investment properties, the favourable impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. This was partially offset by increased losses in the Corporate segment.

Fourth Quarter 2010
Operating net income of $485 million for the quarter ended December 31, 2010, was favourably impacted by improvements in equity markets and increased interest rates. This was partially offset by the impact of changes to actuarial estimates and assumptions related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Third Quarter 2010
Operating net income of $403 million in the third quarter of 2010 was favourably impacted by improved equity market conditions and assumption changes and management actions. We increased our mortgage sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by favourable movement in interest rate swaps used for asset-liability management.

Second Quarter 2010
Operating net income of $155 million in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements. These adverse impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities, and an overall tax recovery during the quarter.

First Quarter 2010
Operating net income of $434 million in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. Our acquisition in the fourth quarter of 2009 in the U.K. contributed to the improved performance in our U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.

Fourth Quarter 2009 (Canadian GAAP)
Net income of $296 million for the fourth quarter of 2009 reflected a return to more favourable market conditions, including the positive impact of asset-liability re-balancing, improvements in equity markets and increased interest rates, and benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on our investment portfolio and lower asset reinvestment gains from changes in credit spreads.

Third Quarter 2009 (Canadian GAAP)
The loss of $140 million for the third quarter of 2009 was largely as a result of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on our investment portfolio, partially offset by reserve releases of $161 million as a result of favourable equity markets.

Review of Actuarial Methods and Assumptions
Management makes judgments involving assumptions and estimates relating to our obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to our financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of Company products.

During the second quarter of 2011 there were no material method and assumption changes. These changes, which may result in net income volatility, are generally made in the third quarter and include those resulting from annual experience updates. We may also make additional changes throughout the year to reflect model refinements, changes in regulatory policies and actuarial standards and practices as well as significant changes to product features.

Investments
We had total general fund invested assets of $108.5 billion as at June 30, 2011. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities and mortgages. Our portfolio composition is conservative, with 86.0% of the general fund in cash and fixed income investments. Equity securities and investment properties comprised 4.2% and 4.4% of the portfolio, respectively. The remaining 5.4% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table shows the composition of our invested assets.

	June 30, 2011		December 31, 2010
($ millions)	Carrying value	% of carrying value	Carrying value	% of carrying value
Cash, cash equivalents and short-term securities	9,165	8.5%	8,462	7.8%
Debt securities - FVTPL	46,538	42.9%	47,982	44.0%
Debt securities - AFS	11,390	10.5%	10,631	9.8%
Equity securities - FVTPL	3,730	3.5%	4,449	4.1%
Equity securities - AFS	782	0.7%	782	0.7%
Mortgages and loans	26,170	24.1%	26,034	23.9%
Derivative assets	1,496	1.4%	1,648	1.5%
Policy loans	3,150	2.9%	3,277	3.0%
Investment properties	4,797	4.4%	4,544	4.2%
Other invested assets	1,232	1.1%	1,185	1.1%
Total invested assets	108,450	100%	108,994	100%

Debt Securities
As at June 30, 2011, we held $57.9 billion of debt securities, which constituted 53% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 69% of the total debt securities as at June 30, 2011, which is unchanged from December 31, 2010. Debt securities rated "BBB" or higher represented 97% of total debt securities as at June 30, 2011, 1% higher than at December 31, 2010.

Included in the $57.9 billion of debt securities were $7.2 billion of non-public debt securities, which constituted 12.5% of our total debt securities, compared with $6.7 billion, or 11%, as at December 31, 2010. Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 68% of our total debt securities as at June 30, 2011, unchanged from December 31, 2010. Total government issued or guaranteed debt securities as at June 30, 2011, were $18.6 billion, compared to $18.8 billion as at December 31, 2010. Of this amount, $2.4 billion relates to debt securities issued by the U.S. Treasury and other U.S. agencies. We have an immaterial amount of direct exposure to eurozone sovereign credits.

Our gross unrealized losses as at June 30, 2011, for FVTPL and AFS debt securities were $0.9 billion and $0.1 billion, respectively, compared with $1.2 billion and $0.1 billion, respectively, as at December 31, 2010. The gross unrealized losses mainly decreased due to the narrowing of credit spreads.

Our debt securities as at June 30, 2011, included $11.9 billion in the financial sector, representing approximately 21% of our total debt securities, or 11% of our total invested assets. This compares to $12.4 billion, or 21% of our total debt securities as at December 31, 2010.

Asset-backed Securities
Our debt securities as at June 30, 2011, included $3.9 billion of asset-backed securities reported at fair value, representing approximately 7% of the debt securities portfolio, or 4% of our total invested assets. This was $276 million below the level reported as at December 31, 2010. Previously established reserves based on the lifetime expected losses of these assets mitigated substantially all of the changes in the asset quality of the portfolio during the quarter.

Asset-backed securities ($ millions)

	June 30, 2011			December 31, 2010
	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,754	1,753	84.1%	1,902	1,848	87.3%
Residential mortgage-backed securities
Agency	522	551	100.0%	654	685	100.0%
Non-agency	892	688	56.8%	1,000	730	65.4%
Collateralized debt obligations	125	109	20.1%	141	109	24.2%
Other(1)	856	756	82.7%	873	761	83.0%
Total	4,149	3,857	79.4%	4,570	4,133	83.1%

(1) Other includes sub-prime, a portion of the Company's exposure to Alternative-A and other asset-backed securities.

We determine impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss-given-default expectations for the underlying collateral pools. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss-given-default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and we believe the loss is more likely than not to occur, an impairment is recorded.

Our asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. In addition, a portion of our asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below our securities to absorb losses in the underlying collateral pool. For these lower rated securities, if a relatively small percentage of the underlying collateral pool defaults, we may lose all of our principal investment in the security.

Further write-downs of our asset-backed securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations. In addition, foreclosure proceedings and the sale of foreclosed homes are taking longer than expected, caused by the large inventory of such properties. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude.

As at June 30, 2011, we had indirect exposure to residential sub-prime and Alternative-A ("Alt-A") loans of $120 million and $100 million, respectively, together representing approximately 0.2% of our total invested assets. Of these investments, 90% either were issued before 2006 or have an "AAA" rating. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

Mortgages and Loans
As at June 30, 2011, we had a total of $26.2 billion in mortgages and loans. Our mortgage portfolio of $13.2 billion consists almost entirely of first mortgages.

Mortgages and loans by geography ($ millions)

	June 30, 2011			December 31, 2010
	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,580	9,029	16,609	7,439	8,902	16,341
United States	5,560	2,578	8,138	5,815	2,458	8,273
United Kingdom	32	205	237	48	183	231
Other	-	1,186	1,186	-	1,189	1,189
Total	13,172	12,998	26,170	13,302	12,732	26,034

In the United States, a gradual recovery of the commercial real estate market continues, but is fractured with a disparity between stabilized 'core' properties within primary markets and lower quality assets or those located in secondary markets. Capitalization rates continue to decline for quality properties that are both well located and leased. Despite the improvement in the overall economy, a prolonged increase in real estate demand will be dependent upon job creation, which continues to lag. Due to the length of the downturn, many borrowers have exhausted their financial resources, resulting in an increase in defaults and problem loans. These loans are dispersed across property types and geographic locations.

The distribution of mortgages and loans by credit quality as at June 30, 2011, and December 31, 2010, is shown in the following tables. As at June 30, 2011, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $12.9 billion, spread across approximately 3,800 loans, consistent with the December 31, 2010 levels. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2010. The Canada Mortgage and Housing Corporation insures 23% of the Canadian commercial mortgage portfolio.

Mortgages and loans past due or impaired ($ millions)

	June 30, 2011
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	12,769	12,935	25,704	-	-	-
Past due:
Past due less than 90 days	-	-	-	-	-	-
Past due 90 to 179 days	-	-	-	-	-	-
Past due 180 days or more	-	-	-	-	-	-
Impaired	595	116	711	192(1)	53	245
Total	13,364	13,051	26,415	192	53	245
(1) Includes $73 million of sectoral provisions

	December 31, 2010
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	12,824	12,667	25,491	-	-	-
Past due:
Past due less than 90 days	73	-	73	-	-	-
Past due 90 to 179 days	-	-	-	-	-	-
Past due 180 days or more	-	-	-	-	-	-
Impaired	599	136	735	194(2)	71	265
Total	13,496	12,803	26,299	194	71	265

(2) Includes $76 million of sectoral provisions
Impaired mortgages and loans, net of allowances for losses, amounted to $466 million as at June 30, 2011, $4 million lower than the December 31, 2010 level. The gross carrying value of impaired mortgages decreased by $4 million to $595 million as at June 30, 2011. Approximately 90% of the impaired mortgage loans are in the United States.

In addition to allowances reflected in the carrying value of mortgages and loans, we have provided $2,641 million for possible future asset defaults over the lifetime of our insurance contract liabilities as at June 30, 2011, which decreased from our December 31, 2010 level of $2,860 million, primarily as a result of changes in asset mix and the strengthening of the Canadian dollar. To the extent that an asset is written off, or disposed of, any amounts set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $2,641 million for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

Derivative Financial Instruments
The values of our derivative instruments are shown in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative instruments ($ millions)

	June 30, 2011	December 31, 2010
Net fair value	802	930
Total notional amount	43,182	43,814
Credit equivalent amount	1,293	1,238
Risk-weighted credit equivalent amount	9	9

The total notional amount decreased to $43.2 billion as at June 30, 2011, from $43.8 billion at the end of 2010, primarily due to a decrease in interest rate and foreign exchange contracts partially offset by an increase in equity contracts. The net fair value decreased to $802 million as at June 30, 2011, from the 2010 year-end amount of $930 million. The change was primarily due to the termination of some contracts that were in a gain position at December 31, 2010.

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Capital Management and Liquidity
We have a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. Our capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. The capital of our subsidiaries is managed in a manner commensurate with their individual risk profiles.

Sun Life Financial prepares a capital plan annually, which includes capital deployment options, fundraising alternatives and dividend policies. That capital plan is reviewed by the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.

Sun Life Assurance, the Company's principal operating subsidiary in Canada, is subject to the MCCSR capital rules of the Office of the Superintendent of Financial Institutions Canada ("OSFI"). The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Sun Life Assurance's MCCSR ratio as at June 30, 2011, was 231%, well in excess of minimum regulatory levels. Sun Life Assurance's MCCSR ratio in the second quarter of 2011 was favourably impacted by net income, less dividends, generated during the quarter, partially offset by the ongoing impact of OSFI's new guidance for increased segregated fund capital requirements on new business issued, effective January 1, 2011, and the phase-in impact on available capital as a result of the adoption of IFRS.

On July 11, 2011, Sun Life Financial redeemed all of the outstanding $300 million principal amount of Series C Senior Unsecured 5.00% Fixed Floating/Debentures due in 2031. This redemption had no impact on Sun Life Assurance's MCCSR ratio.

We manage our capital on both a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates.

Our risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. We maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. We also actively manage and monitor the matching of our asset positions against our commitments, together with the diversification and credit quality of our investments against established targets.

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.

Enterprise Risk Management
We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

Market Risk Sensitivities
Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in the financial statements. The following table sets out the estimated immediate impact or sensitivity of the Company's net income, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at June 30, 2011.

Interest rate and equity market sensitivities

as at June 30, 2011
	Net income(3) ($ millions)	Increase/(decrease) in after-tax OCI ($ millions)	MCCSR(4)
Changes in interest rates(1)
1% increase	25 to 125	(275) to (375)	Up to 8 percentage points increase
1% decrease	(200) to (300)	300 to 400	Up to 10 percentage points decrease

Changes in equity markets(2)
10% increase	25 to 75	25 to 75	Up to 5 percentage points increase
10% decrease	(125) to (175)	(25) to (75)	Up to 5 percentage points decrease

25% increase	25 to 125	100 to 200	Up to 5 percentage points change
25% decrease	(500) to (600)	(100) to (200)	Up to 8 percentage points decrease

as at December 31, 2010
	Net income(3) ($ millions)	Increase/(decrease) in after-tax OCI ($ millions)	MCCSR(4)
Changes in interest rates(1)
1% increase	50 to 150	(300) to (400)	Up to 8 percentage points increase
1% decrease	(150) to (250)	325 to 425	Up to 10 percentage points decrease

Changes in equity markets(2)
10% increase	25 to 75	25 to 75	Up to 5 percentage points increase
10% decrease	(125) to (175)	(25) to (75)	Up to 5 percentage points decrease

25% increase	50 to 150	100 to 200	Up to 5 percentage points increase
25% decrease	(475) to (575)	(100) to (200)	Up to 10 percentage points decrease

(1)
Represents a 1% parallel shift in assumed interest rates across the entire yield curve as at June 30, 2011 and December 31, 2010, respectively. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above.

(2)
Represents the change across all equity markets as at June 30, 2011 and December 31, 2010, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

(3)
The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at June 30, 2011 and December 31, 2010, respectively, and include new business added and product changes implemented in the respective periods.

(4)
The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at June 30, 2011 and December 31, 2010, respectively. This excludes the impact on assets and liabilities that are included in Sun Life Financial, but not included in Sun Life Assurance.

Variable Annuity and Segregated Fund Guarantees
Approximately 80% to 90% of our sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

The following table provides information with respect to the guarantees provided in our variable annuity and segregated fund businesses.

	June 30, 2011
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,584	291	11,472	113
SLF U.S.	24,734	1,798	26,214	132
Run-off reinsurance(4)	2,676	569	2,246	374
Total	39,994	2,658	39,932	619
	December 31, 2010
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,494	300	11,347	116
SLF U.S.	23,923	2,064	25,697	221
Run-off reinsurance(4)	3,070	642	2,614	403
Total	39,487	3,006	39,658	740

(1)
The "amount at risk" represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)
For guaranteed lifetime withdrawal benefits, the "value of guarantees" is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)
The "insurance contract liabilities" represent management's provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.

(4)
The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance, which is included in the Corporate business segment.

The movement of the items in the table above from December 31, 2010, to June 30, 2011, was primarily as a result of:

(i)
fund value increased due to favourable equity market movements and net new business written in the first six months of 2011. This was partially offset by the strengthening of the Canadian dollar against foreign currencies relative to prior period end exchange rates.

(ii)	the amount at risk decreased due to favourable equity market movements and the strengthening of the Canadian dollar against foreign currencies relative to prior period end exchange rates.
(iii)
the value of guarantees increased as a result of net new business written during the first six months of 2011, partially offset by the strengthening of the Canadian dollar against foreign currencies relative to prior period end exchange rates.

(iv)
insurance contract liabilities decreased due to favourable equity market movements and the strengthening of the Canadian dollar against foreign currencies relative to prior period end exchange rates, partially offset by net new business written in the first six months of 2011.

The ultimate cost of providing for the guarantees in respect of our variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

Variable Annuity and Segregated Fund Equity Hedging
We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing our exposure to this particular class of equity market risk. As at June 30, 2011, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in an equity hedging program. This hedging program reduces our net income sensitivity to equity market declines from variable annuity and segregated fund contracts by approximately 60% to 70%. While a large percentage of contracts are included in the equity hedging program, not all of our equity exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the equity hedging program, we generally hedge the fair value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing segregated fund and variable annuity guarantees. The following table illustrates the impact of our hedging program related to our sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

Impact of variable annuity and segregated fund equity hedging ($ millions)

June 30, 2011
Net income(1)	10% decrease(2)	25% decrease(2)
Before hedging	(375) - (425)	(1,125) - (1,225)
Equity hedging impact	250 - 300	650 - 750
Net of equity hedging	(100) - (150)	(425) - (525)

(1)
Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(2)
Represents the respective change across all equity markets as at June 30, 2011. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

Real Estate Risk
We are exposed to real estate risk arising from fluctuations in the fair value or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in fair value will impact our profitability and financial position. A 10% decrease in the value of our direct real estate investments would decrease net income by approximately $100 - $150 million. Conversely, a 10% increase in the value of our direct real estate investments would increase net income by $100 - $150 million.

Equity, Interest Rate and Real Estate Sensitivities - additional cautionary language and key assumptions
Our market risk sensitivities are forward-looking information. They are measures of our estimated net income sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation of these sensitivities. These sensitivities also assume that a change to the current valuation allowance on deferred tax assets is not required. Our sensitivities as at December 31, 2010 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking information and MCCSR sensitivities are non-IFRS financial measures. The cautionary language which appears in this section is also applicable to the real estate and MCCSR sensitivities. In particular, these sensitivities are based on interest rate, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2011, and December 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2011, and December 31, 2010, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks as described in the Risk Factors section in our 2010 AIF. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual earnings and capital impacts will be within the indicated ranges.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our 2010 Consolidated Financial Statements, annual MD&A and AIF.

Future Accounting Changes

In October 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures. The amendments are related to the disclosures regarding transfers of financial assets and will provide transparency in the reporting of these transactions, such as those that involve securitization of financial assets. The amended disclosure requirements will be applicable in 2012 and we are currently evaluating the impact of these amendments on our Consolidated Financial Statements.

In December 2010, the IASB issued amendments to IAS 12 Income Taxes regarding deferred tax and the recovery of underlying assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. This amendment is effective on January 1, 2012, and we are currently evaluating the impact that these amendments will have on our Consolidated Financial Statements.

The IASB issued the following standards and amendments to existing standards that are effective for annual periods beginning on or after January 1, 2013: IAS 28 Investments in Associates and Joint Ventures; IAS 19 Employee Benefits; IAS 1 Presentation of Financial Statements; IFRS 9 Financial Instruments; IFRS 1 First-time Adoption of International Financial Reporting Standards; IFRS 10 Consolidated Financial Statements; IFRS 11 Joint Arrangements; IFRS 12 Disclosure of Interests in Other Entities; IFRS 13 Fair Value Measurement. The IASB is expected to issue an exposure draft proposing to defer the effective date of IFRS 9 Financial Instruments to annual periods beginning on or after January 1, 2015. We are currently evaluating the impact that these standards and amendments will have on our Consolidated Financial Statements.

On July 30, 2010, the IASB issued an exposure draft on IFRS 4 Insurance Contracts for comment. The exposure draft under IFRS, as currently drafted, proposes that insurance contract liabilities be discounted at a rate that is independent of the assets used to support those liabilities. This is in contrast to rules under the Canadian Asset Liability Method ("CALM"), where changes in the measurement of assets supporting actuarial liabilities are largely offset by a corresponding change in the measurement of the liabilities. We do not expect the final standard to be issued before mid-2012.

It is expected that measurement changes on insurance contracts, if implemented as drafted, will result in fundamental differences relative to CALM and will likely have a significant impact on our business activities. It is likely that the mandatory implementation of this standard will be in 2015 and aligned with IFRS 9 Financial Instruments.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period beginning on April 1, 2011, and ended on June 30, 2011, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Use of Non-IFRS Financial Measures

Management evaluates the Company's performance on the basis of financial measures prepared in accordance with IFRS and certain non-IFRS financial measures. Management believes that these non-IFRS financial measures provide information useful to investors in understanding our performance and facilitate the comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial Results and Reports - Year-end Reports.

Management measures the Company's performance, in part, based on operating net income and financial measures based on operating net income, including operating EPS and operating ROE, which exclude the impact of certain hedges in SLF Canada that do not qualify for hedge accounting under IFRS, fair value adjustments on share-based payment awards at MFS and certain items that are non-operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

The following table sets out the items that have been excluded from our operating net income and EPS and provides a reconciliation to our earnings based on IFRS.

Reconciliation of net income and EPS to operating net income and operating EPS

	IFRS						Canadian GAAP
	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	Q1'10	Q4'09	Q3'09
Net Income ($ millions)	408	438	504	416	72	414	296	(140)
After-tax gain (loss) on adjustments
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	9	(9)	43	37	(71)	1	-	-
Fair value adjustments on share-based payment awards at MFS	(26)	(25)	(24)	(24)	(12)	(21)	-	-
Operating net income (loss)	425	472	485	403	155	434	296	(140)

Reported EPS (diluted) ($)	0.68	0.73	0.84	0.70	0.13	0.70	0.52	(0.25)
Less(1):
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	0.02	(0.02)	0.08	0.06	(0.12)	-	-	-
Fair value adjustments on share-based payment awards at MFS	(0.04)	(0.04)	(0.04)	(0.04)	(0.02)	(0.04)	-	-
Impact of SLEECS on diluted EPS	(0.02)	(0.03)	(0.04)	(0.03)	-	(0.03)	-	-
Operating EPS (diluted)	0.73	0.82	0.85	0.71	0.27	0.77	0.52	(0.25)
(1) Adjustments may not total due to rounding differences.
Management also used the following non-IFRS financial measures:

Adjusted revenue. This measure excludes the impact of currency, reinsurance for the insured business in SLF Canada's Group Benefits operations, the life reinsurance business that was sold in the fourth quarter of 2010 and fair value changes in FVTPL assets and derivative instruments.

Pre-tax operating profit margin ratio for MFS. This ratio, which is used as a means of measuring the underlying profitability of MFS, is calculated using a denominator which excludes certain investment income and includes certain commission expenses.

Impact of currency.  Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. Where a financial measure that excludes the impact of currency fluctuations is disclosed, the corresponding IFRS financial measure, which does not exclude the impact of currency, is also disclosed.

Management also uses the following non-IFRS measures for which there are no comparable financial measures in IFRS:

(i)	premium equivalents, mutual fund sales, managed fund sales and total premiums and deposits;
(ii)
adjusted premiums and deposits, which adjusts for the impact of currency, reinsurance for the insured business in SLF Canada's Group Benefits operations, and the life reinsurance business that was sold in the fourth quarter of 2010;

(iii)	AUM, mutual fund assets, managed fund assets and other AUM; and
(iv)	the value of new business ("VNB"), which is used to measure the lifetime profitability of new sales and is based on actuarial amounts.
Our market sensitivities are forward-looking non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of those amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Forward-Looking Information

Certain information in this document, including information relating to Sun Life Financial's strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions, including information set out in this document under the heading Market Risk Sensitivities that includes words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company's 2010 AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, changes in legislation and regulations including capital requirements and tax laws; investment losses and defaults and changes to investment valuations; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; losses relating to real estate investments; the creditworthiness of guarantors and counterparties to derivatives; changes and volatility in interest rates and credit/swap spreads; other market risks including movement in credit spreads; risks relating to product design and pricing; market conditions that adversely affect the Company's capital position or its ability to raise capital; possible sustained economic downturn; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; downgrades in financial strength or credit ratings; the ability to attract and retain employees; risks relating to financial modelling errors; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; adverse mortality and morbidity experience; uncertainty in the rate of mortality improvement; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; the impact of higher-than-expected future expense cash flows; and the risks relating to the significant estimates and judgment in calculating taxes. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company's second quarter 2011 financial results will be reviewed at a conference call Thursday, August 4, 2011, at 10 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q2 results from the "Investors" section on the home page 10 minutes prior to the start of the presentation. Individuals participating in the call in a listen only mode are encouraged to connect via our webcast. The webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, following the call. The conference call can also be accessed by phone by dialing 416-644-3414 (Toronto), or 1 800 814-4859 (Canada/U.S.).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2011, the Sun Life Financial group of companies had total assets under management of $474 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Consolidated Statements of Operations

(unaudited, in millions of Canadian dollars except for per share amounts)	For the three months ended		For the six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Revenue
Premiums:
Gross	$3,488	$3,679	$7,169	$7,494
Less: Ceded	1,248	356	2,495	698
Net	2,240	3,323	4,674	6,796

Net Investment income (loss):
Interest and other investment income	1,260	1,391	2,375	2,557
Changes in fair value through profit or loss assets and liabilities	781	1,167	573	1,960
Net gains (losses) on available-for-sale assets	32	40	75	69
Net investment income (loss)	2,073	2,598	3,023	4,586
Fee income	844	744	1,663	1,477
Total revenue	5,157	6,665	9,360	12,859

Benefits and expenses
Gross claims and benefits paid	3,153	3,289	6,573	6,673
Increase (decrease) in insurance contract liabilities	1,014	2,002	837	2,871
Decrease (increase) in reinsurance assets	4	(49)	(53)	(119)
Increase (decrease) in investment contract liabilities	29	53	(2)	105
Reinsurance expenses (recoveries)	(1,132)	(251)	(2,279)	(508)
Commissions	385	403	799	824
Net transfers to (from) segregated funds	154	214	362	459
Operating expenses	878	821	1,760	1,661
Premium taxes	59	60	117	117
Interest expense	112	119	218	237
Total benefits and expenses	4,656	6,661	8,332	12,320

Income (loss) before income taxes	501	4	1,028	539
Less: Income taxes expense (benefit)	63	(100)	121	2
Total net income (loss)	438	104	907	537
Less: Net income (loss) attributable to participating policyholders	3	8	7	3
Less: Net income (loss) attributable to non-controlling interests	3	2	6	5
Shareholders' net income (loss)	432	94	894	529
Less: Preferred shareholders' dividends	24	22	48	43
Common shareholders' net income (loss)	$408	$72	$846	$486

Earnings (loss) per share
Basic	$0.71	$0.13	$1.47	$0.86
Diluted	$0.68	$0.13	$1.41	$0.84

Consolidated Balance Sheets

	As at
(unaudited, in millions of Canadian dollars)	June 30, 2011	December 31, 2010
Assets
Cash, cash equivalents and short-term securities	$9,165	$8,462
Debt securities	57,928	58,613
Equity securities	4,512	5,231
Mortgages and loans	26,170	26,034
Derivative assets	1,496	1,648
Other invested assets	1,232	1,185
Policy loans	3,150	3,277
Investment properties	4,797	4,544
Invested assets	108,450	108,994
Other assets	2,877	2,884
Reinsurance assets	3,827	3,855
Deferred tax assets	939	980
Property and equipment	492	492
Intangible assets	875	896
Goodwill	4,158	4,200
Total general fund assets	121,618	122,301
Investments for account of segregated fund holders	89,116	87,946
Total assets	$210,734	$210,247

Liabilities and equity
Liabilities
Insurance contract liabilities	$87,557	$88,056
Investment contract liabilities	4,129	4,143
Derivative liabilities	694	718
Deferred tax liabilities	4	39
Other liabilities	6,316	6,738
Senior debentures	2,151	2,151
Innovative capital instruments	1,644	1,644
Subordinated debt	2,738	2,741
Total general fund liabilities	105,233	106,230
Insurance contracts for account of segregated fund holders	83,243	81,931
Investment contracts for account of segregated fund holders	5,873	6,015
Total liabilities	$194,349	$194,176

Equity
Issued share capital and contributed surplus	$9,695	$9,517
Retained earnings and accumulated other comprehensive income	6,673	6,530
Non-controlling interests	17	24
Total equity	$16,385	$16,071
Total equity and liabilities	$210,734	$210,247

%CIK: 0001097362

For further information:
Media Relations Contact:	Investor Relations Contact:
Frank Switzer	Phil Malek
Vice-President, Corporate Communications	Vice-President, Investor Relations
Tel: 416-979-4086	Tel: 416-979-4198
frank.switzer@sunlife.com	investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:54e 03-AUG-11